SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

  BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 9, 2018

On May 9, 2018, at 2:00 p.m., at the Company’s office located at Rua Lemos Monteiro, n° 120, 15º andar, São Paulo/SP, CEP 05501-050, an Ordinary Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, as per the signatures placed at the end of these minutes.

AGENDA: I) Subjects for resolution: After due analysis of the Proposals for Resolution (“PD”), which were previously forwarded to the Board Members, along with the relevant documentation and shall remain duly filed at the Company’s headquarters, the following resolutions were approved by unanimous vote of the attendees: 1) PD.CA/BAK-07/2018 – Election of the Statutory Management – the election of the Management Members for a new term of three years, ending on the first Ordinary Meeting of the Board of Directors to be held after the Annual General Meeting of 2021 was approved, namely: Fernando Musa, Brazilian, married under the partial property ruling, engineer, enrolled in the CPF/MF under Nº. 073.612.828-06, bearer of Identity Card (RG) No. 9 617 644-1 SSP/SP, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, nº 120, 22º andar, Butantã, São Paulo/SP, CEP: 05501-050, as Chief Executive Officer; Pedro van Langendonck Teixeira de Freitas, Brazilian, married under the partial property ruling, engineer, enrolled in the CPF/MF under Nº. 258.045.318-08, bearer of Identity Card (RG) Nº. 23.682.965-8, SSP/SP, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, nº 120, 24º andar, Butantã, São Paulo/SP, CEP 05501-050, as Chief Financial Officer and Investor Relation Officer; Edison Terra Filho, Brazilian, married under the partial property ruling, production engineer, enrolled in the CPF/MF under Nº. 157.964.638-70, bearer of Identity Card (RG) Nº. 20297001-2 SSP/SP, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, nº 120, 21º andar, Butantã, São Paulo/SP, CEP 05501-050; Marcelo Arantes de Carvalho, Brazilian, married under the partial property ruling, business administrator, bearer of Identity Card (RG) Nº 1432663 SSP/MG and enrolled in the CPF/MF under Nº. 700.697.006-72, resident and domiciled in São Paulo, with business address at Rua Lemos Monteiro, n° 120, 22º andar, Butantã, São Paulo/SP, CEP 05501-050; Gustavo Sampaio Valverde, Brazilian, with a civil partnership, attorney, enrolled in the CPF/MF under Nº.

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71) 3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22° andar, São Paulo/SP, CEP 05501-050 – Phone: (11) 3576-9000 – Fax: (11) 3023-0892

  BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 9, 2018

881.343.775-72, bearer of Identity Card (RG) Nº. 0690703775 SSP/BA, resident and domiciled in the City of São Paulo, State of São Paulo, with address at Rua Lemos Monteiro, nº 120, 22º andar, Butantã, São Paulo/SP, CEP 05501-050; Marcelo de Oliveira Cerqueira, Brazilian, married under the partial property ruling, chemical engineer, enrolled in the CPF/MF under Nº. 509.945.144-68, bearer of Identity Card (RG) N°. 471232 SSP/AL, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, nº 120, 24º andar, Butantã, São Paulo/SP, CEP 05501-050; and Luiz Fernando Marinho Nunes, Brazilian, married under separate property ruling, chemical engineer, enrolled in the CPF/MF under Nº. 236.194.737-49, bearer of Identity Card (RG) Nº. 02412030-5 SSP-RJ, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, nº 120, 24º andar, Butantã, São Paulo/SP, CEP 05501-050. The Officers hereby elected will take office on this date and represent for the purposes of article 37, item II, of Law Nº. 8,934, of November 18, 1994, with wording given by Law No. 10,194, of February 14, 2001, according to the provision of paragraph 1 of article 147, of Law Nº. 6,404, of December 15, 1976, that they are not prevented by special law nor have they been sentenced for a crime of bankruptcy, prevarication, bribery or payoff, graft, embezzlement, or a crime against the welfare, public faith, or property, nor are they subject to a criminal penalty that prohibits, even if temporarily, the access to public positions; they have also presented, in order to comply with the provisions of CVM Rulings Nº. 358, of January 3, 2002, and Nº. 367, of May 29, 2002, written statements in accordance with the terms of said Rulings, which have been filed in the headquarters of the Company. As a result of the election approved above, the Company’s Management shall be composed as follows: Fernando Musa – Chief Executive Officer, Gustavo Sampaio Valverde, Edison Terra Filho; Marcelo de Oliveira Cerqueira; Marcelo Arantes de Carvalho; Luiz Fernando Marinho Nunes, and Pedro van Langendonck Teixeira de Freitas – Investor Relations Officer; 2) PD.CA-BAK–08/2018 – Service Agreement for the Provision of Risk Management, Administration and Insurance and Claims Management between Braskem and Odebrecht Corretora de Seguros – after hearing the Compliance Committee and the considerations by other Board Members, the execution of said agreement was approved, according to the terms and conditions set forth in the respective PD; 3) PD.CA-BAK–9/2018 – Service Agreement for the Handling and Storage of

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71) 3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22° andar, São Paulo/SP, CEP 05501-050 – Phone: (11) 3576-9000 – Fax: (11) 3023-0892

  BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 9, 2018

Caustic Soda between Liquiport and Braskem – after hearing the Compliance Committee and the considerations by other Board Members, the execution of said agreement was approved, according to the terms and conditions set forth in the respective PD; and 4) Individualization of Managers’ Compensation – after hearing the Personnel and Organization Committee, the individualization of the Managers’ Compensation was approved as per the annual values approved by the Annual and Extraordinary Meeting held on April 30, 2018.

ADJOURNMENT: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed, and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary. São Paulo, May 9, 2018. Signed: Marcelo Lyrio – Chairman; Marcella Menezes Fagundes – Secretary; Carla Gouveia Barretto; Edson Chil Nobre; Ernani Filgueiras de Carvalho; Gesner José de Oliveira Filho; João Carlos Trigo de Loureiro; João Cox Neto; Luiz de Mendonça; Marcus Vinicius de Oliveira Magalhães; Pedro Oliva Marcilio de Sousa and Rodrigo J. P. Seabra Monteiro Salles.

I hereby certify that the abovementioned resolutions were extracted from the minutes filed in the proper book.

Marcella Menezes Fagundes

Secretary

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71) 3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22° andar, São Paulo/SP, CEP 05501-050 – Phone: (11) 3576-9000 – Fax: (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.